EXHIBIT 99.(a)(1)(vi)

The Mexico Equity and Income Fund, Inc. Announces Tender Offer

New York, January 19, 2018—The Mexico Equity and Income Fund, Inc. (NYSE: MXE) (the “Fund”) today announced that it has commenced a tender offer to purchase up to 367,170 common shares of the Fund (or 5% of the Fund’s outstanding shares) at 95% of the net asset value (“NAV”) per common share as determined at the close of business on the Termination Date (as defined below). In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares without amending or extending the tender offer.

The tender offer will expire at 5:00 p.m., Eastern Time, on February 23, 2018 (the “Termination Date”), unless the tender offer is extended. The offer is being made upon the terms and subject to the conditions set forth in the tender offer statement, which will be mailed to stockholders on or about January 29, 2018.  A stockholder that holds shares in street name and wishes to accept the tender offer should contact his or her custodian to confirm when it requires notice (which may be prior to the Termination Date) to participate in the tender offer.

Phillip Goldstein, Chairman of the Board, commented: “The Board approved this tender offer in recognition of concerns by some shareholders about the discount to NAV at which the Fund’s shares have been trading recently.  In the future, the Board may consider other measures to address the discount including one or more additional tender offers and adoption of a managed distribution policy.”

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has filed with the Commission a tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as amended, relating to the tender offer. Common stockholders of the Fund should read the tender offer statement carefully as it contains important information. Stockholders may obtain the tender offer statement and other filed documents without charge at the SEC’s website at http://www.sec.gov.

For information, please contact: U.S. Bancorp Fund Services, LLC (1-877-785-0376).